REPRESENTATIONS, DESCRIPTION AND
                             UNDERTAKING PURSUANT TO
                        RULE 6e-3(T)(b)(13)(iii)(F) UNDER
                       THE INVESTMENT COMPANY ACT OF 1940


Registrant makes the following representations:

(1) Section 6e-3(T)(b)(13)(iii)(F) is being relied upon.

(2) The level of the mortality and expense risk charge and the guaranteed minimum death benefit charge are within the range of industry practice for comparable contracts and reasonable in relation to the risks assumed by The Equitable Life Assurance Society of the United States under the policies.

(3) The methodology used to support the representation made in paragraph (2) above is based on an analysis of the levels of mortality and expense risk charges being made in comparable contracts and of the nature of the mortality risk assumed on a second-to-die basis. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representations in paragraph (2) above.

(4) (i) Registrant has concluded that there is a reasonable likelihood that the the distribution financing arrangement will benefit Separate Account FP and policyowners. Registrant undertakes to keep and make available to the Commission on request the memorandum setting forth the basis for this representation.

    (ii) Registrant represents that Separate Account FP will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of registrant, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.


19369